MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019 AND 2018

Dated: November 7, 2019

2488 Dunwin Drive

Mississauga, Ontario, L5L 1J9

www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

ABOUT THIS MANAGEMENT'S DISCUSSION AND ANALYSIS

All references in this management's discussion and analysis, or MD&A to "the Company", "Trillium", "we", "us", or "our" refer to Trillium Therapeutics Inc. and the subsidiaries through which it conducts its business, unless otherwise indicated or the context requires otherwise.

The following MD&A is prepared as of November 7, 2019 for Trillium Therapeutics Inc. for the nine months ended September 30, 2019 and 2018, and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2019 and 2018, and the annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2018 and 2017, which have been prepared by management in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB. Our IFRS accounting policies are set out in note 3 of the annual audited consolidated financial statements for the years ended December 31, 2018 and 2017. All amounts are in thousands of Canadian dollars, except per share amounts and unless otherwise indicated. References to "U.S. $" are to United States dollars.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "will", "could", "leading", "intend", "contemplate", "shall" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

  our expected future loss and accumulated deficit levels;
  our projected financial position and estimated cash burn rate;
  our requirements for, and the ability to obtain, future funding on favorable terms or at all;
  our projections for the SIRPαFc development plans and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;
  our plans to focus development of TTI-621 on patients with cutaneous T-cell lymphoma, or CTCL based on our early clinical results;
  our expectations about our products' safety and efficacy;
  our expectations regarding our ability to arrange for and scale up the manufacturing of our products and technologies;
  our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;
  our expectations about the timing of achieving milestones and the cost of our development programs;
  our observations and expectations regarding the relative low binding of SIRPαFc to red blood cells, or RBCs, compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;
  our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;
  our expectation that we will achieve levels of TTI-622 in patients sufficient to obtain sustained CD47 blockade;
  our expectation that TTI-622 is likely to be more effective in combination with agents that provide additional "eat" signals to macrophages or other forms of immune activation;
  our expectation of the continued listing of our common shares on the Nasdaq Capital Market, or Nasdaq;
  our plans to market, sell and distribute our products and technologies;
  our expectations regarding the acceptance of our products and technologies by the market;
  our expectations about our STING agonist program and our ability to secure a strategic partnership to develop this program further;
  our ability to retain and access appropriate staff, management and expert advisers;

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis
  our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;
  our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and
  our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management's expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. In evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading "Risk Factors" in this MD&A. Some of these risks and assumptions include, among others:

  substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;
  uncertainty as to our ability to raise additional funding to support operations;
  our ability to generate product revenue to maintain our operations without additional funding;
  the risks associated with the development of our product candidates which are at early stages of development;
  positive results from preclinical and early clinical research are not necessarily predictive of the results of later-stage clinical trials;
  reliance on third parties to plan, conduct and monitor our preclinical studies and clinical trials;
  our product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;
  risks related to filing Investigational New Drug applications, or INDs, to commence clinical trials and to continue clinical trials if approved;
  the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;
  the risk that we may not achieve our publicly announced milestones according to schedule, or at all;
  risks to the liquidity and market value of our common shares if we decide to consolidate our common shares to maintain our Nasdaq continued listing requirement;
  competition from other biotechnology and pharmaceutical companies;
  our reliance on the capabilities and experience of our key executives and scientists and the resulting loss of any of these individuals;
  our ability to fully realize the benefits of acquisitions;
  our ability to adequately protect our intellectual property and trade secrets;
  our ability to source and maintain licenses from third-party owners;
  the risk of patent-related litigation; and
  our expectations regarding our status as a passive foreign investment company, or PFIC,

all as further and more fully described under the heading "Risk Factors" in this MD&A.

Although the forward-looking statements contained in this MD&A are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this MD&A and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

BUSINESS

Overview

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our lead program, TTI-621, is a SIRPαFc fusion protein that consists of the extracellular CD47-binding domain of human signal regulatory protein alpha, or SIRPα, linked to the Fc region of a human immunoglobulin G1, or IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory ("do not eat") signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic ("eat") signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. TTI-621 has shown single agent activity by both local and/or systemic delivery in multiple B- and T-cell lymphoma indications and has been well tolerated in over 200 patients to date.

We are also developing a second SIRPαFc fusion protein, TTI-622, which is in a phase 1 clinical trial. TTI-622 consists of the extracellular CD47-binding domain of human SIRPα linked to a human immunoglobulin G4, or IgG4 Fc region, which has a decreased ability to engage Fc receptors than an IgG1 Fc. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We also have an internally-developed small molecule stimulator of interferon genes, or STING, agonist program available for out-license.

Our Strategy

Our goal is to become a leading innovator in the field of oncology by targeting immune-regulatory pathways that tumor cells exploit to evade the host immune system. We believe we have the most differentiated and comprehensive approach to targeting CD47, with the development of two SIRPαFc fusion proteins, monotherapy and combination therapy approaches and both intravenous and intratumoral administration. We intend to:

  Rapidly advance the clinical development of TTI-621. Because CD47 is highly expressed by multiple liquid and solid tumors, and high expression is correlated with worse clinical outcomes, we believe SIRPαFc has potential to be effective in a variety of cancers. In our clinical trials to date, we have enrolled over 200 patients with multiple tumor types where TTI-621 may provide clinical benefit to find specific malignancies of interest for further development.
  Focus our TTI-621 clinical program on promising cancer indications. From our broad clinical approach, we found a number of cancers where we saw positive responses in patients. We are particularly interested in our initial results treating CTCL, and we are focusing our near-term efforts on patients with T-cell malignancies broadly to include both CTCL and peripheral T-cell lymphoma, or PTCL, patients.
  Expand our portfolio of SIRPαFc constructs through advancement of TTI-622. Our expertise in designing fusion proteins allows us to explore alternative approaches to blocking CD47 that may be advantageous for certain applications. We began testing TTI-622 in a phase 1 clinical trial as a second and differentiated approach to block CD47. We expect TTI-622 may be of particular interest when used in combination with other anti-cancer drugs, including immunomodulatory agents.

In October 2019, we discontinued our discovery research activities to focus on the clinical development of TTI-621 and TTI-622. This change allows us to focus on our later stage products, while evaluating the out-licensing opportunities for the STING program.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Our Pipeline

SIRPαFc

Blocking the CD47 "do not eat" signal using a SIRPαFc decoy receptor

The immune system is the body's mechanism to identify and eliminate pathogens, and can be divided into the innate immune system and the adaptive immune system. The innate immune system is the body's first line of defense to identify and eliminate pathogens and consists of proteins and cells, such as macrophages, that identify and provide an immediate response to pathogens. The adaptive immune system is activated by, and adapts to, pathogens, creating a targeted and durable response. Cancer cells often have the ability to reduce the immune system's ability to recognize and destroy them.

Macrophages are a type of white blood cell that can ingest and destroy (phagocytose) other cells. Macrophage activity is controlled by both positive "eat" and negative "do not eat" signals. Recently, a role for macrophages in the control of tumors has been described. Tumor cells may express "eat" signals (e.g. calreticulin) that make themselves visible to macrophages. To counterbalance this increased visibility the tumor cells often express high levels of CD47, which transmits a "do not eat" signal by binding SIRPα on the surface of macrophages. Elevated expression of CD47 has been observed across a range of hematological and solid tumors. In many cases, high CD47 expression was shown to have negative clinical consequences, correlating with more aggressive disease and poor survival.

Our lead program, TTI-621, is a novel SIRPαFc fusion protein that harnesses the innate immune system by blocking the activity of CD47. TTI-621 is a protein that consists of the CD47-binding domain of human SIRPα linked to the Fc region of IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by the pro-phagocytic "eat" signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. Our second SIRPαFc fusion protein TTI-622 consists of the same CD47-binding domain of human SIRPα and is linked to the Fc region of IgG4. The IgG4 Fc region of TTI-622 is expected to have a decreased ability to engage activating Fc receptors compared to an IgG1 Fc, and thus provide a more modest "eat" signal to macrophages, allowing for greater tolerability and higher CD47 blockade but lower potency. TTI-622 will allow us to assess how higher CD47 blockade with an IgG4-based agent in patients compares to lower CD47 blockade with an IgG1-based drug (TTI-621).

In preclinical studies, TTI-621 and TTI-622 frequently triggered significant macrophage-mediated tumor cell phagocytosis in vitro compared to control treatment. In vivo, both fusion proteins exhibited anti-tumor activity in human xenograft models.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

In addition to their direct anti-tumor activity, macrophages can also function as antigen-presenting cells and stimulate antigen-specific T-cells. Thus, it is possible that increasing tumor cell phagocytosis after SIRPαFc exposure may result in enhanced adaptive immunity. In support of this, CD47 antibody blockade has been recently shown to augment antigen presentation and prime an anti-tumor cytotoxic T-cell response in immune-competent mice. In 2016, we presented data demonstrating that TTI-621 can augment antigen-specific T-cell responses in vitro. CD47 blockade has also been reported to promote tumor-specific T-cell responses through a dendritic cell-based mechanism, although the effect of SIRPαFc on dendritic cells is currently unknown.

The figure below illustrates how SIRPαFc blocks the CD47 "do not eat" signal and engages activating Fc receptors on macrophages, leading to tumor cell phagocytosis, increased antigen presentation and enhanced T-cell responses.

By inhibiting the CD47 "do not eat" signal, we believe SIRPαFc has the ability to promote the macrophage-mediated killing of tumor cells in a broad variety of cancers both as a monotherapy and in combination with other immune therapies. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Combination Therapy

We believe that SIRPαFc enhancement of macrophage activity, and possibly T-cell responses, could be synergistic with other immune-mediated therapies. Since many cancer antibodies work at least in part by activating cells of the innate immune system, it may be possible to enhance the potency of these agents by blocking the negative "do not eat" CD47 signal that tumor cells deliver to macrophages. In fact, we have observed anti-tumor activity when combining SIRPαFc with rituximab in both preclinical studies and in B-cell lymphoma patients. We hypothesize that SIRPαFc may act synergistically with other immunological agents, including T-cell checkpoint inhibitors (e.g. pembrolizumab and nivolumab), cancer vaccines, oncolytic viruses or chimeric antigen receptor, or CAR T-cells.

SIRPαFc Clinical Development - TTI-621

Intravenous administration - TTI-621

We are currently enrolling CTCL patients in a new dose escalation phase (Part 4) of our TTI-621 intravenous trial (NCT02663518) based on updated safety data and a revised dose-limiting toxicity, or DLT, definition for thrombocytopenia. We have completed the 0.5 mg/kg and 0.7 mg/kg cohorts and no dose-limiting toxicities have been identified. Enrollment in the 1.0 mg/kg cohort is beginning. The goal of this trial is to identify a recommended phase 2 dose to enable additional studies in both CTCL and other hematologic malignancy indications with high unmet medical need.

In Part 3 of our phase 1b clinical trial, we are following the early signals of efficacy observed in CTCL and PTCL patients. In Part 3, patients were enrolled in separate cohorts that will be evaluated using a Simon's 2-stage design where we must achieve predefined target responses in the first stage (18 patients) to continue recruiting patients for a second stage of 17 patients. We also introduced a standardized intra-subject dose intensification schedule for all newly enrolled subjects to increase drug exposure up to 0.5 mg/kg. We have now completed enrollment for the first Simon's 2-stage CTCL and PTCL cohorts in the TTI-621 intravenous study. The Safety Review Committee reviewed the preliminary data from the CTCL cohort and recommended that patients on study continue to be followed until all response assessments are available. We have decided not to initiate the second Simon's 2-stage CTCL and PTCL cohorts until the outcome of the ongoing Part 4 dose escalation is known as we believe it is important to identify the optimal dose before proceeding with additional studies.

The most recent data from Part 1 and Part 2 of the ongoing phase 1b trial were reported at the T-Cell Lymphoma Forum in January 2019. Based on an expanded data set of 179 patients, weekly infusions of TTI-621 were shown to be well tolerated. Thrombocytopenia was the most frequent grade 3 or higher treatment-emergent adverse event, occurring in 18% of patients. Platelet reductions, however, were shown to be transient and pre-dose platelet levels remained steady during the course of the study. Notably, the reversible thrombocytopenia did not lead to an increased risk of bleeding and had no impact on drug delivery, nor was there a significant impact of TTI-621 on hemoglobin levels. Monotherapy efficacy was observed in patients with mycosis fungoides (17% overall response rate, or ORR, n=24), PTCL (18% ORR, n=11), Sézary Syndrome (20% ORR, n=5). As reported at the 16th Annual Discovery on Target conference in September 2018, monotherapy efficacy was also observed in diffuse large B-cell lymphoma, or DLBCL patients (25% ORR, n=8), and in DLBCL patients when combined with rituximab (25% ORR, n=24). This clinical activity was observed in patients receiving relatively low doses of drug (0.2 mg/kg for monotherapy or 0.1 mg/kg in combination with rituximab). We increased the dose beyond 0.2 mg/kg and doses of 0.5 mg/kg have been well tolerated for up to 27 weeks. Based on these data we amended the intravenous study protocol as noted above, to enable dosing beyond 0.5 mg/kg.

Intratumoral administration - TTI-621

In a multi-center, open-label phase 1 trial, TTI-621 is being delivered by intratumoral injection in patients with relapsed and refractory, percutaneously-accessible cancers. In the escalation phase, patients were enrolled in sequential dose cohorts to receive intratumoral injections of TTI-621 that increased in dose and dosing frequency to characterize safety, pharmacokinetics, pharmacodynamics and preliminary evidence of antitumor activity. In addition, detailed evaluation of serial, on-treatment tumor biopsies of both injected and non-injected cancer lesions is being performed to help characterize the tumor microenvironment. The most recent data from the ongoing study were reported at the American Society of Hematology 60th Annual Meeting in December 2018. Local delivery of TTI-621 was well tolerated, with no treatment-related > grade 3 adverse events or dose-limiting toxicity observed in 27 mycosis fungoides patients. Among 22 evaluable patients, reductions in Composite Assessment of Index Lesion Severity, or CAILS, scores, which measure local lesion responses, were observed in 91% of patients, with 41% exhibiting reductions of 50% or greater. These responses occurred rapidly within the 2-week induction period. Similar CAILS scores changes were seen in adjacent non-injected lesions, suggesting locoregional effects that were not confined to the site of injection. Evidence of a systemic effect was observed in one patient receiving continuation monotherapy beyond the 2-week induction therapy. In addition, data suggest a combination effect with pegylated IFN-alpha-2a. Collectively, the data demonstrate that CTCL appears biologically responsive to intratumoral injections of TTI-621.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

In September 2019, we met with the U.S. Food and Drug Administration, or FDA, which provided guidance on the intratumoral use of TTI-621 for the treatment of early-stage CTCL, including aspects of a potential registration study. We are evaluating this guidance and considering options going forward, given current resource constraints. The ongoing phase 1b intratumoral trial, which provided the data set for the FDA interaction and informed the guidance, will now be closed.

TTI-621 was granted an Orphan Drug Designation by the FDA for the treatment of CTCL. Orphan Drug Designation qualifies the sponsor of the drug candidate for various development incentives, which may include tax credits for qualified clinical testing, an exemption from fees under the Prescription Drug User Fee Act, and a seven-year marketing exclusivity period following approval.

SIRPαFc Clinical Development - TTI-622

A second SIRPαFc fusion protein, TTI-622, is in a two-part, multicenter, open-label, phase 1a/1b study of TTI-622 in patients with advanced relapsed or refractory lymphoma or multiple myeloma. In the phase 1a dose-escalation part, patients are being enrolled in sequential dose cohorts to receive TTI-622 once weekly to characterize safety, tolerability, pharmacokinetics, and to determine the maximum tolerated dose. In the phase 1b part, patients will be treated with TTI-622 in combination with rituximab, a proteasome inhibitor-containing regimen, or a PD-1 inhibitor. Rituximab and proteasome inhibitors may provide additional "eat" signals that could enhance the efficacy of TTI-622. A PD-1 inhibitor may help amplify any anti-tumor T-cell response generated by TTI-622.

TTI-622 consists of the same extracellular CD47-binding domain of human SIRPα as TTI-621 but has a different Fc region (IgG4 Fc instead of IgG1 Fc), which provides a more modest "eat" signal than IgG1 due to more limited interactions with activating Fc receptors. Preclinical studies suggest that IgG4-based SIRPαFc fusion proteins have greater tolerability but lower potency than IgG1-based fusion proteins. We therefore expect to achieve higher levels of TTI-622 in patients compared to TTI-621, leading to greater and more sustained CD47 blockade. Thus, TTI-622 will allow us to assess how higher CD47 blockade with an IgG4-based agent in patients compares to lower CD47 blockade with the IgG1-based TTI-621. Due to the lower potency of the IgG4 Fc, we expect that TTI-622 is likely to be more effective in combination with agents that provide additional "eat" signals to macrophages or other forms of immune activation.

Preclinical TTI-622 data were reported at the 2018 Annual Meeting of the American Association for Cancer Research. The data demonstrate that TTI-622 induces the phagocytosis of a broad panel of tumor cells derived from patients with both hematological and solid tumors. As a monotherapy, TTI-622 treatment resulted in decreased tumor growth and improved survival in a B-cell lymphoma xenograft model, and enhanced the efficacy of cetuximab (anti-EGFR) and daratumumab (anti-CD38) antibodies in solid and hematological xenograft models, respectively. Unlike CD47-blocking antibodies, TTI-622 bound minimally to RBCs and did not induce hemagglutination in vitro. We believe that this property could give TTI-622 best-in-class status among IgG4-based blocking agents currently in clinical development.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

SIRPαFc Key Takeaways

  Multiple clinical approaches. We believe we have the most systematic and comprehensive approach to CD47 blockade with two decoy receptors in development with different Fc functions, monotherapy and combination therapy approaches, and intravenous and intratumoral delivery modalities.
  Demonstrated clear signals of activity. TTI-621 monotherapy has produced positive signals of clinical activity in CTCL, PTCL and DLBCL patients. A signal of activity was also seen in DLBCL patients when combined with rituximab.
  Tolerability and safety. TTI-621 has been well tolerated in over 200 patients to date.
  Clear paths forward. Our near term development is focused on Part 4 of the intravenous monotherapy TTI-621 trial dose escalation in CTCL. We continue our TTI-622 phase 1a dose escalation trial and are planning our next steps for TTI-621 intratumoral administration.

SIRPαFc Competition

There are a number of companies developing blocking agents to the CD47-SIRPα axis, which can be broadly classified into six groups which include, but are not limited to:

  CD47-specific antibodies: Forty Seven Inc (phase 2); Celgene Corporation, Surface Oncology, Innovent Biologics (Suzhou) Co., Arch Oncology, I -Mab Biopharma, Jiangsu Hengrui Medicine Co., Seattle Genetics (phase 1); Phanes Therapeutics, ImmuneOncia (preclinical)
  CD47 bispecific antibodies: TG Therapeutics (phase 1); Novimmune SA, Hummingbird BioSciences, Pharmabcine, Abpro Therapeutics (preclinical)
  Mutated high affinity SIRPαFc: ALX Oncology (phase 1)
  SIRPα-specific antibodies: Celgene, OSE Immunotherapeutics/Boehringer Ingelheim (phase 1); Forty Seven Inc, Compass Therapeutics (preclinical)
  SIRPαFc-agonist fusion protein: Shattuck Labs (preclinical)
  Small molecule inhibitor: Aurigene Discovery Technologies, Paradigm Shift Therapeutics (preclinical)

We believe that TTI-621 has advantages over other CD47 blocking agents. TTI-621's IgG1 Fc maximizes potency by delivering an activating signal to macrophages through Fc receptors. With this higher potency, we believe that TTI-621 has a higher likelihood of monotherapy activity and therefore is not dependent upon a combination with another IgG1 antibody. TTI-621 could also have the potential to be used to treat tumors where no anti-cancer antibody is available.

We have also demonstrated that our SIRPαFc fusion proteins exhibit minimal binding to RBCs in contrast to CD47-specific antibodies and a mutated high affinity SIRPαFc. We believe that this property confers several possible advantages including avoidance of drug-induced anemia, avoidance of the "antigen sink effect" (i.e. removal of drug from circulation by RBCs) and non-interference with laboratory blood typing tests. It should be noted that TTI-622 shares the same CD47-binding domain as TTI-621 and preclinical studies have shown that it also exhibits minimal binding to human RBCs. Thus, we anticipate that TTI-622, like TTI-621, will not induce anemia in patients.

STING Agonist

STING is an adaptor protein involved in sensing cytosolic DNA that plays a key role in promoting tumor immunity. The most advanced STING agonists currently in trials are based on high molecular weight cyclic dinucleotide, or CDN, scaffolds that possess certain undesirable drug properties. TTI-10001, our small molecule STING agonist, exhibits favorable potency, cell permeability and tumor retention properties that could potentially overcome the common limitations of current CDN-derived STING agonists. TTI-10001 has been well tolerated in mice at relevant doses after intratumoral or intravenous delivery. Upon intratumoral administration, TTI-10001 monotherapy induced complete regressions in both injected and distal tumors and protected mice from subsequent tumor challenge, demonstrating the induction of durable immunity. We are seeking to out-license our STING program.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Plan of Operations

Our main focus in the near term is to advance the intravenous administration of TTI-621 dose escalation trial in CTCL. We also continue the dose escalation phase of our TTI-622 phase 1a trial.

Corporate Restructuring and Impairment

On October 22, 2019, we announced a corporate restructuring program that reduced our staff by 40%, from 43 to 26 active employees. We also discontinued our discovery research activities to focus on clinical development and to potentially out-license our preclinical STING agonist program. We expect further cost savings will be achieved through operational efficiencies. We expect to incur estimated cash payments of $1,110 related to employee separation benefits.

As at September 30, 2019, we recognized an impairment charge of $3,897 to fully write down the remaining carrying value of the intangible assets recognized in the January 26, 2016 acquisition of Fluorinov Pharma Inc., or Fluorinov. The factors leading to this impairment included the discontinuation of discovery research activities and revised expected realization from Fluorinov legacy products.

Recent Governance Changes

Effective September 25, 2019, Dr. Jan Skvarka was hired as the President and Chief Executive Officer and as a director of the Company. Prior to joining Trillium, Dr. Skvarka was President and Chief Executive Officer of Tal Medical, a clinical-stage neuroscience company in Boston, Massachusetts, from 2014 until 2018. Prior to that he had a long career from 1999 to 2013 as a healthcare consultant at Bain & Company, Boston. He was a partner in the Healthcare practice from 2007 until 2013, with a focus on pharmaceutical, biotechnology and medical technology companies. Earlier in his career he worked in the corporate finance arm of Price Waterhouse in London, UK and Vienna, Austria. Dr. Skvarka holds an MBA degree from Harvard Business School and a PhD in Economics from the University of Economics, Bratislava, Slovakia.

Fluorinov Amendment

On January 26, 2016, Trillium purchased all the issued and outstanding shares of Fluorinov, a private oncology company, to access its proprietary medicinal chemistry platform. On May 13, 2019, Trillium and the former Fluorinov shareholders amended the purchase agreements to remove the existing milestone and royalty payments in favour of a revenue sharing arrangement. On the deletion of the milestones from the agreements, the contingent consideration was reduced to $nil.

Legal Proceedings

To our knowledge, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect on our financial position or profitability.

Also, to our knowledge, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2019 and 2018

Overview

Since inception, we have incurred losses while advancing the research and development of our products. Net loss for the nine months ended September 30, 2019 of $29,772 was lower than the loss of $33,933 for the nine months ended September 30, 2018. The net loss was lower due mainly to a net warrant liability revaluation gain of $6,617 and lower clinical trial related expenses, which was partially offset by a net foreign currency loss of $829 in the current year compared to a net foreign currency gain of $1,484 in the prior year, the write down of intangible assets of $3,897, and higher manufacturing costs.

Net loss for the three months ended September 30, 2019 of $12,598 was lower than the loss of $13,052 for the three months ended September 30, 2018 due mainly to lower clinical trial related expenses, a net warrant liability revaluation gain of $491, and a net foreign currency gain of $232 in the current period compared to a net foreign currency loss of $1,498 for the three months ended September 30, 2018. This was partially offset by the write down of intangible assets of $3,897 for the three months ended September 30, 2019.

Revenue

In July 2019, we entered into a right-to-use license agreement for one of our small molecule compounds with initial license fees of $131 (U.S. $100). Sales-based royalties, anniversary payments, and milestone payments will be recognized when incurred in future periods.

For the three months ended September 30, 2019, we recognized licensing revenues of $131 (2018 - $nil). For the nine months ended September 30, 2019, we recognized licensing revenues of $165 (2018 - $nil).

Research and Development

Research and development expenses by program for the three and nine months ended September 30, 2019 and 2018 were as follows:

	Three months ended September 30, 2019 $	Three months ended September 30, 2018 $	Nine months ended September 30, 2019 $	Nine months ended September 30, 2018 $

SIRPαFc	6,817	10,382	24,420	29,620
Small molecule programs(2)	1,493	370	4,562	3,195
Total(1)	8,310	10,752	28,982	32,815

Note:
(1)	Research and development expenditures in the above table include all direct and indirect costs for the programs, personnel costs, intellectual property, amortization, share-based compensation and research and development overhead, and is net of government assistance. Research and development overhead costs have been allocated to the programs based mainly on personnel time spent on the programs.

(2)	Excludes the write down of the legacy Fluorinov programs of $3,897 in the three and nine months ended September 30, 2019.

Most of our resources were focused on the development of our SIRPαFc program. For the nine months ended September 30, 2019, SIRPαFc research and development costs were lower than the same period in the prior year due mainly to lower clinical trial related expenses and the amendment to the SIRPαFc license agreement with the issuance of $3,000 of common shares to the licensors in the prior year. This cost decrease was partially offset by higher manufacturing costs and higher share-based compensation expense in the current period.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Small molecule program expenses were higher than the prior year as the immuno-oncology discovery program was expanded to include the STING agonist program in 2019.

Components of research and development expenses for the three months ended September 30, 2019 and 2018 were as follows:

	2019	2018
	$	$

Research and development programs, excluding the below items	4,797	7,375
Salaries, fees and short-term benefits	2,279	1,988
Share-based compensation	401	636
Amortization of intangible assets	584	585
Depreciation of property and equipment	264	202
Tax credits	(15)	(34)
	8,310	10,752

Components of research and development expenses for the nine months ended September 30, 2019 and 2018 were as follows:

	2019	2018
	$	$

Research and development programs, excluding the below items	16,984	19,850
Salaries, fees and short-term benefits	8,302	6,396
License agreement amendment	-	3,000
Share-based compensation	1,457	1,393
Amortization of intangible assets	1,754	1,754
Depreciation of property and equipment	758	606
Change in fair value of contingent consideration	(127)	-
Tax credits	(146)	(184)
	28,982	32,815

The research and development program expenses for the three months ended September 30, 2019 of $4,797 were lower than the same period last year due mainly to lower clinical trial related expenses. Salaries, fees and short-term benefits were higher for the three months ended September 30, 2019 compared to the same period in the prior year due mainly to a provision for retention agreements provided to key employees. Share-based compensation costs were lower compared to the same period last year due mainly to a higher number of stock options forfeited and due to the lower fair value of stock option grants in the current year period. Amortization of intangible assets was comparable to the prior year period. Depreciation of property and equipment increased due to the adoption of IFRS 16 Leases in 2019.

The research and development program expenses for the nine months ended September 30, 2019 of $16,984 were lower than the same period last year due mainly to lower clinical trial related expenses, partially offset by higher manufacturing costs. Salaries, fees, and short-term benefits were higher in the nine months ended September 30, 2019 due mainly to severance costs and a provision for retention agreements provided to key employees. Share-based compensation costs increased due mainly to a higher number of stock options granted and vested in the current period net of forfeitures. Amortization of intangible assets was comparable to the prior year period. The reduction in the fair value of contingent consideration related to the Fluorinov purchase to $nil resulted from an amendment to the Fluorinov purchase agreements to remove future contingent milestones and royalties in favour of a net revenue sharing formula. Depreciation of property and equipment increased due to the adoption of IFRS 16 Leases in 2019.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

General and Administrative

Components of general and administrative expenses for the three months ended September 30, 2019 and 2018 were as follows:

	2019	2018
	$	$

General and administrative expenses, excluding the below items	605	372
Salaries, fees and short-term benefits	674	640
Change in fair value of deferred share units	11	6
Share-based compensation	88	82
	1,378	1,100

Components of general and administrative expenses for the nine months ended September 30, 2019 and 2018 were as follows:

	2019	2018
	$	$

General and administrative expenses, excluding the below items	1,824	1,435
Salaries, fees and short-term benefits	2,060	1,887
Change in fair value of deferred share units	(789)	(204)
Share-based compensation	207	258
	3,302	3,376

General and administrative expenses for the three months ended September 30, 2019 of $605 were higher than the prior year period due mainly to higher professional fees. Salaries, fees and short-term benefits increased due mainly to a provision for retention agreements provided to key employees.

General and administrative expenses for the nine months ended September 30, 2019 of $1,824 were higher than the prior year period due mainly to higher professional fees incurred. Salaries, fees and short-term benefits increased due mainly to a provision for retention agreements provided to key employees.

Finance income and costs, foreign exchange gains and losses, and revaluation of warrant liability

Finance income for the three and nine months ended September 30, 2019 of $212 and $666, respectively, were lower than the prior year comparable periods due to lower average cash balances.

Finance costs for the three and nine months ended September 30, 2019 of $62 and $178, respectively, were higher than the prior year periods due to the implementation of IFRS 16 Leases which resulted in accreted interest expense relating to the lease liability.

During the three months ended September 30, 2019, we recorded a net foreign currency gain of $232, compared to a net foreign currency loss of $1,498 for the comparative period in 2018. The net foreign currency gain in the current period reflected a strengthening of the U.S. dollar versus the Canadian dollar while holding net U.S. dollar denominated assets. During the nine months ended September 30, 2019, we recorded a net foreign currency loss of $829, compared to a net foreign currency gain of $1,484 for the nine months ended September 30, 2018.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

During the three months ended September 30, 2019, we recorded a change in fair value of the warrant liability of $491, compared to $nil for the comparative period in 2018. The revaluation reflected a decrease in our stock price, causing the fair value of the warrant liability to decrease. For the nine months ended September 30, 2019, we recorded a change in fair value of the warrant liability of $6,617 compared to $nil for the comparative period in 2018.

Liquidity and Capital Resources

Cash, working capital and debt

Since inception, we have financed our operations primarily from sales of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment. Our primary capital needs are for funds to support our scientific research and development activities including staffing, facilities, manufacturing, preclinical studies, clinical trials, administrative costs and for working capital.

We have experienced operating losses and cash outflows from operations since incorporation, will require ongoing financing in order to continue our research and development activities and we have not earned significant revenue or reached successful commercialization of our products. Our future operations are dependent upon our ability to finance our cash requirements which will allow us to continue our research and development activities and the commercialization of our products. There can be no assurance that we will be successful in continuing to finance our operations.

The Company has two series of First Preferred Shares. Series I Non-Voting Convertible First Preferred Shares are non-voting and are convertible into common shares, on a 30-for-one basis (subject to adjustment), at any time at the option of the holder, subject to certain restrictions on conversion. The Series II Non-Voting Convertible First Preferred Shares are non-voting and are convertible into common shares, on a one-for-one basis (subject to adjustment), at any time at the option of the holder, subject to certain restrictions on conversion. Holders may not convert first preferred shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days' prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, or TSX, and (iii) above 19.99%, subject to approval by the TSX and shareholder approval.

In connection with a June 2017 public offering, we entered into an investment agreement with an existing institutional shareholder that provides this shareholder the right, but not the obligation, for so long as it beneficially owns at least 10% of the adjusted share capital of the Company, calculated on a fully-diluted basis, to nominate one person for election to our board of directors, subject to meeting applicable legal and stock exchange requirements and we have the obligation to appoint such director, whose term will run until the next annual meeting of shareholders. Thereafter, we are required to nominate such director to be a director at any meeting of shareholders called for the purposes of electing directors and to use commercially reasonable efforts to ensure that such director is elected to the board of directors, including soliciting proxies in support of his or her election and taking the same actions taken by us to ensure the election of the other nominees selected by the board of directors for election to the board of directors. In addition, until such time as the existing shareholder exercises its right to nominate a member of our board of directors, and so long as the existing shareholder's nominee is not an employee, officer, director or limited partner of such shareholder, then such shareholder shall have the right, but not the obligation, to appoint an observer to our board of directors, who must be an employee, officer or director of such shareholder. The observer will have the right to receive notice of and attend the meetings of the board of directors, and will have the right to address the board of directors at any of its meetings, but will not have any right to vote at any meeting of the board of directors. In addition, we have agreed to provide this existing shareholder with certain registration rights in the event that such shareholder and its joint actors are deemed to be "affiliates" for purposes of applicable U.S. securities laws.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

On January 5, 2018, we filed a base shelf prospectus with the British Columbia, Alberta, Manitoba, Ontario and Nova Scotia securities commissions in Canada and a Form F-10 registration statement with the United States Securities and Exchange Commission, or SEC, that provides that we may sell under the prospectus from time to time over the following 25 months up to U.S. $150,000, in one or more offerings, of common shares, First Preferred shares, warrants to purchase common shares, subscription receipts, or units comprising a combination of common shares, First Preferred shares and/or warrants.

On June 19, 2018 we filed a prospectus supplement to the base prospectus included in our U.S. registration statement on Form F-10 declared effective on January 8, 2018. We also entered into a sales agreement with Cowen and Company, LLC, or the Agent, pursuant to which we may, at our discretion and from time to time during the term of the sales agreement, sell, through the Agent, acting as agent and/or principal, such number of common shares of Trillium as would result in aggregate gross proceeds to us of up to U.S. $25,000. Sales of common shares through the Agent, acting as agent, will be made through "at the market" issuances on Nasdaq at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No common shares will be offered or sold on the TSX or any other trading markets in Canada.

In February 2019, we completed an underwritten public offering of 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units, each issued at U.S. $0.80 per unit. The gross proceeds from this offering were of $19,800 (U.S. $15,000) before deducting offering expenses of $1,476 (U.S. $1,119). Each common share unit is comprised of one common share of the Company and one common share purchase warrant. Each common share purchase warrant will be exercisable for one common share at a price of U.S. $0.96 per common share purchase warrant for sixty months. Each preferred share unit is comprised of one Series II First Preferred Share of the Company and one Series II First Preferred Share purchase warrant. Each Series II First Preferred Share purchase warrant will be exercisable for one Series II First Preferred Share at a price of U.S. $0.96 per Series II First Preferred Share purchase warrant for sixty months.

Our combined cash and cash equivalents and marketable securities balance at September 30, 2019 was $36,216, compared to $45,409 at December 31, 2018. Working capital at September 30, 2019 was $23,364, compared to $34,185 at December 31, 2018. The decrease in cash and cash equivalents and marketable securities, and the decrease in working capital were due mainly to cash used in operations, partially offset by the cash received from the February 2019 public offering.

We are indebted to the Federal Economic Development Agency for Southern Ontario, or FedDev, under a non-interest bearing contribution agreement and are making monthly repayments of $10 through November 2019. As at September 30, 2019 and December 31, 2018, the balances repayable were $9 and $96 respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

As at September 30, 2019 and December 31, 2018, we had short-term liabilities of $274 and $nil, and long-term lease liabilities of $1,144 and $nil respectively, for facility leases.

As at September 30, 2019 and December 31, 2018, we had a long-term liability of $nil and $127, respectively, related to contingent consideration on the acquisition of Fluorinov. On May 13, 2019, Trillium and the former Fluorinov shareholders amended the purchase agreements to remove the existing milestone and royalty payments in favour of a revenue sharing arrangement. On the deletion of the milestones from the agreements, the contingent consideration was reduced to $nil.

As at September 30, 2019 and December 31, 2018, we had a short-term liability of $508 and $nil, respectively, related to a provision for retention agreements provided to key employees.

Cash flows from operating activities

Cash used in operating activities of $26,925 for the nine months ended September 30, 2019 was lower than cash used of $30,847 for the nine months ended September 30, 2018. The decrease was mainly due to lower operating expenses in the current period.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Cash flows from investing activities

Cash provided in investing activities totaled $3,903 for the nine months ended September 30, 2019, compared to cash provided of $14,422 for the nine months ended September 30, 2018. The change was due mainly to lower net maturities of marketable securities for the nine months ended September 30, 2019.

Cash flows from financing activities

Cash provided by financing activities totaled $18,497 for the nine months ended September 30, 2019, compared to cash used in financing activities of $86 for the nine months ended September 30, 2018. The change was due mainly to an underwritten public offering of common shares and non-voting convertible preferred shares in February 2019.

Contractual Obligations and Contingencies

We enter into research, development and license agreements in the ordinary course of business where we receive research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain.

Under the license agreement for SIRPαFc, we have future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase 2 and 3 clinical trials respectively, and regulatory milestones on their first achievement totaling $5,000, and low single digit royalties payable on net sales.

Under two agreements with Catalent pursuant to which we acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs, we have future contingent milestones on pre-marketing approval of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750 for each agreement.

Under a May 2019 amendment agreement, Trillium and the former Fluorinov shareholders share 50% of net revenues on commercialization of any of Fluorinov's legacy products.

We periodically enter into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on our behalf. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in our consolidated financial statements with respect to these indemnification obligations.

Other than as disclosed below, we did not have any contractual obligations relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as at September 30, 2019:

Contractual Obligations(1)(2)	Payment due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations(3	$19	$19	$-	$-	$-
Operating Lease Obligations(4)	1,980	506	961	513	-
Purchase Obligations(5)	19,528	11,086	8,160	119	163
Other Liabilities Reflected on our Balance Sheet(6)	508	508	-	-	-
	$22,035	$12,119	$9,121	$632	$163

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Notes:
(1)	Contractual obligations in the above table do not include amounts in accounts payable and accrued liabilities on our balance sheet as at September 30, 2019.
(2)	Contingent milestones under the SIRPαFc license agreement and the Catalent expression system agreements are not included in the above table.
(3)	Amounts due to FedDev repayable in equal monthly installments of $10 through November 2019.
(4)	Includes operating lease obligations for laboratory and office facilities.
(5)

Purchase obligations include all non-cancellable contracts, and all cancellable contracts with $100 or greater remaining committed at the period end including agreements related to the conduct of our clinical trials, preclinical studies and manufacturing activities.

(6)	Includes a provision of $508 for potential future payments related to retention agreements for key employees.

Description of Share Capital

The continuity of the number of our issued and outstanding common and preferred shares from December 31, 2017 to the date of this MD&A is presented below:

	Number of Series I	Number of Series II	Number of
	Preferred Shares(1)	Preferred Shares(2)	Common Shares

Balance at December 31, 2017	52,325,827	4,368,403	13,147,404
Issued to amend SIRPαFc license	-	-	369,621
Preferred share conversion	(35,154,286)	-	1,171,806
Balance at December 31, 2018	17,171,541	4,368,403	14,688,831
Public offering	-	12,200,000	6,550,000
Preferred share conversion	-	(6,800,000)	6,800,000
Balance at September 30, 2019 and the date of this MD&A	17,171,541	9,768,403	28,038,831

Notes:
(1)	Convertible at a ratio of 30 Series I Preferred Shares for one common share.
(2)	Convertible at a ratio of one Series II Preferred Share for one common share.

Share capital issued - nine months ended September 30, 2019

In February 2019, we completed an underwritten public offering of 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units, each issued at U.S. $0.80 per unit. The gross proceeds from this offering were $19,800 (U.S. $15,000), before deducting offering expenses of $1,476 (U.S. $1,119). Each common share unit is comprised of one common share of the Company and one common share purchase warrant. Each common share purchase warrant will be exercisable for one common share at a price of U.S. $0.96 per common share purchase warrant for sixty months. Each preferred share unit is comprised of one Series II First Preferred Share of the Company and one Series II First Preferred Share purchase warrant. Each Series II First Preferred Share purchase warrant will be exercisable for one Series II First Preferred Share at a price of U.S. $0.96 per Series II First Preferred Share purchase warrant for sixty months. Each purchase warrant has a price protection feature that resets the exercise price of the warrant under certain conditions including the issuance of common shares, or securities convertible into common shares, at prices below the exercise price.

In addition, in the event of a "Fundamental Transaction" (as defined in the related warrant agreement, which generally includes any merger with another entity, the sale, transfer or other disposition of all or substantially all of our assets to another entity, or the acquisition by a person of more than 50% of our common stock), each warrant holder will have the right up to 90 days after the consummation of the Fundamental Transaction to require us to repurchase the warrant for a purchase price in cash equal to the Black Scholes value (as calculated under the warrant agreement) of the then remaining unexercised portion of such warrant on the date of such Fundamental Transaction.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

During the nine months ended September 30, 2019, 6,800,000 Series II First Preferred Shares were converted into 6,800,000 common shares.

Share capital issued - nine months ended September 30, 2018

In a June 2018 amendment to the license agreement for SIRPαFc, the sublicense revenue sharing provisions were removed in return for a payment to the licensors of $3,000 in the form of 369,621 common shares, which was recorded in research and development expenses.

During the nine months ended September 30, 2018, 35,154,286 Series I First Preferred Shares were converted into 1,171,806 common shares.

Warrants

The continuity of the number of issued and outstanding warrants from December 31, 2017 to the date of this MD&A is presented below:

	Preferred		Common Share
	Warrants		Warrants

Balance at December 31, 2017	1,190,476	(1)	69,073,031	(2)
Expired	(1,190,476)		(69,073,031)
Balance at December 31, 2018	-		-
Issued in public offering (5)	12,200,000	(3)	6,550,000	(4)
Conversion to common warrants	(5,050,000)		5,050,000
Balance at September 30, 2019 and the date of this MD&A	7,150,000		11,600,000

Notes:
(1)	These Preferred Warrants were exercisable at $8.40 per warrant for one common share or one Series II Preferred Share.
(2)	These warrants were exercisable at a ratio of 30 warrants for one common share.
(3)	Each preferred share warrant is exercisable for one Series II First Preferred Share at an exercise price of U.S. $0.96 per Series II First Preferred Share.
(4)	Each common share warrant is exercisable for one common share at an exercise price of U.S. $0.96 per common share.
(5)	These warrants are classified as a liability on the Statement of Financial Position.

Stock Options

The 2018 Stock Option Plan was approved by our shareholders at the annual meeting held on June 1, 2018. Stock options granted are equity-settled, have a vesting period of between 18 months and four years and have a maximum term of ten years. The total number of common shares available for issuance under the 2018 Stock Option Plan is 3,894,501. As at September 30, 2019, we were entitled to issue an additional 1,363,475 stock options under the 2018 Stock Option Plan.

In September 2019, we introduced an Inducement Stock Option Plan, or 2019 Inducement Plan. The 2019 Inducement Plan is used exclusively for the grant of equity awards to individuals who were not previously an employee or non-employee director of Trillium (or following a bona fide period of non-employment) as an inducement material to such individual's entering into employment with Trillium in accordance with Nasdaq Listing Rule 5635(c)(4). Stock options that are granted are equity-settled, have a maximum term of ten years and may be subject to vesting provisions as determined by our board. The total number of common shares available for issuance under the 2019 Inducement Plan is 3,000,000. In connection with the appointment of Dr. Skvarka as Chief Executive Officer, the board of directors granted to Dr. Skvarka an option to purchase 1,800,000 common shares under the 2019 Inducement Plan. As at September 30, 2019, we were entitled to issue an additional 1,200,000 stock options under the 2019 Inducement Plan.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

During the nine months ended September 30, 2019, 340,000 unvested stock options were modified to be fully vested. The modification resulted in the recognition of $790 of share-based compensation expense in the period but no additional incremental fair value.

The continuity of the number of issued and outstanding stock options from December 31, 2017 to the date of this MD&A is presented below:

	Number of	Weighted Average
	Options	Exercise Price

Balance at December 31, 2017	1,746,982	$12.87
Granted	1,082,600	4.95
Forfeited	(128,356)	12.98
Expired	(2,021)	14.08
Balance at December 31, 2018	2,699,205	9.69
Granted	2,496,500	0.59
Forfeited	(170,763)	12.91
Cancelled/Expired	(693,916)	12.01
Balance at September 30, 2019	4,331,026	3.83
Granted	1,072,600	0.38
Forfeited	(15,813)	8.63
Cancelled/Expired	(10,353)	16.57
Balance at the date of this MD&A	5,377,460	$3.11

Deferred Share Unit Plan

The board of directors approved a Cash-Settled deferred share unit, or DSU Plan on November 9, 2016. For the nine months ended September 30, 2019 and 2018, there were 807,261 and 14,309 DSUs issued, respectively. DSUs were issued as compensation to the Executive Chair and as director compensation for quarterly fees instead of cash payments. The fair values of DSUs as at September 30, 2019 and December 31, 2018 were $510 and $806, respectively. The number of DSUs outstanding as at September 30, 2019 and December 31, 2018 were 1,142,243 and 334,982, respectively.

Fully Diluted Share Capital

The number of issued and outstanding common shares, Series I First Preferred Shares, Series II First Preferred Shares, warrants and stock options on a fully converted basis as at September 30, 2019 were as follows:

Number of Common
Share Equivalents

Common shares	28,038,831
Series I First Preferred Shares	572,385
Series II First Preferred Shares	9,768,403
Warrants	18,750,000
Stock options	4,331,026
Total	61,460,645

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Trend Information

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

Selected Quarterly Financial Information

	Q3-2019 $	Q2-2019 $	Q1-2019 $	Q4-2018 $
Revenue	131	34	-	-
Research and development expenses	8,310	10,580	10,092	10,611
General and administrative expenses	1,378	1,085	839	206
Net loss for the period	12,581	6,495	10,679	8,553
Basic and diluted net loss per share	0.45	0.24	0.61	0.56
Cash and cash equivalents and marketable securities	36,216	42,769	52,448	45,409

	Q3-2018 $	Q2-2018 $	Q1-2018 $	Q4-2017 $
Revenue	-	-	-	-
Research and development expenses	10,752	12,722	9,341	9,811
General and administrative expenses	1,100	1,247	1,029	1,254
Net loss for the period	13,052	12,316	8,565	10,658
Basic and diluted net loss per share	0.91	0.92	0.65	0.91
Cash and cash equivalents and marketable securities	52,095	64,698	73,920	81,791

The net loss for the fourth quarter of 2017 reflected continued focus on the SIRPαFc development program. The decrease in net loss in the first quarter of 2018 reflected a higher net foreign currency gain. The increase in net loss in the second quarter of 2018 reflected higher clinical development expenses and the license agreement amendment payment, partially offset by a net foreign currency gain. The increase in net loss in the third quarter of 2018 reflected higher clinical development costs. The decrease in net loss in the fourth quarter of 2018 was due mainly to a net foreign currency gain and change in fair value of DSUs which lowered the general and administrative expenses. The increase in the net loss in the first quarter of 2019 was due mainly to the change in the net foreign currency gain/loss and higher general and administrative expenses due to the higher DSU revaluation in Q4 2018 which lowered general and administrative expenses in that period. The change in net loss in Q2 2019 was due mainly to the fluctuation in the revaluation of the warrant liability. In Q3 2019, an impairment loss of $3,897 was recorded to write down the intangible assets acquired in the 2016 Fluorinov acquisition.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Implications of Being an Emerging Growth Company

We are an "emerging growth company" under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the U.S. Securities Act of 1933 which is December 31, 2019; (c) the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a "smaller reporting company" in Rule 12b-2 under the Exchange Act, an auditor attestation report on management's assessment of the company's internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a "smaller reporting company". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a non-binding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. So long as we are a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, Manitoba, Nova Scotia and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out below and in note 2 of our annual audited consolidated financial statements for the year ended December 31, 2018.

Going concern

In the preparation of financial statements, management is required to identify when events or conditions indicate that significant doubt may exist about the Company's ability to continue as a going concern. Significant doubt about the Company's ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that the Company will not be able to meet its obligations as they become due for a period of at least, but not limited to, twelve months from the balance sheet date. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt.

The Company's ability to continue as a going concern for the next twelve months involves significant judgment. The Company will require ongoing financing in order to continue research and development activities, as it has not earned significant revenue or reached successful commercialization of its products. After considering its plans to mitigate the going concern risk, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern for a period of twelve months from the balance sheet date.

Accounting Policies

Our significant accounting policies are outlined in our annual audited consolidated financial statements for the year ended December 31, 2018. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2018.

New standards, amendments and interpretations adopted during 2019

IFRS 16 Leases

IFRS 16 Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees - leases of "low-value" assets and short-term leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. The new standard was effective for annual periods beginning on or after January 1, 2019.

We adopted IFRS 16 using the modified retrospective transition approach and elected to use exemptions proposed by the standard on lease contracts for which the lease term ends within 12 months as of the lease commencement date and the lease contracts where the underlying asset is of low value. We have leases of certain office equipment (i.e. photocopying machines) that are considered of low value.

The impact of the adoption of IFRS 16 included the recognition of a right-of-use asset of $419 based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability of $786 was recognized based on the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The net result of recognizing the lease liability and right-of-use asset was an adjustment to the opening deficit of $71.

In addition to the Mississauga facility lease that was transitioned as at January 1, 2019, an office lease for operations in Cambridge, Massachusetts was recognized under IFRS 16 during the nine months ended September 30, 2019. This lease resulted in the recognition of a right-of-use asset and corresponding lease liability of $797.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

New standards and interpretations not yet effective

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our consolidated financial statements.

RISK FACTORS

The following information sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to Our Financial Position and Need for Additional Capital

We expect to incur future losses and we may never become profitable.

We have incurred losses of $29,772, $42,486 and $45,088 for the nine months ended September 30, 2019 and for the years ended December 31, 2018 and 2017, respectively, and expect to incur an operating loss for the year ending December 31, 2019. We have an accumulated deficit since inception through September 30, 2019 of $214,440. We believe that operating losses will continue as we are planning to incur significant costs associated with the clinical development of SIRPαFc. Our net losses have had and will continue to have an adverse effect on, among other things, our shareholders' equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

As a research and development company, our operations have consumed substantial amounts of cash since inception. We expect to spend substantial funds to continue the research, development and testing of our product candidates and to prepare to commercialize products subject to approval of the FDA, in the U.S. and similar approvals in other jurisdictions. We will also require significant additional funds if we expand the scope of our current clinical plans or if we were to acquire any new assets and advance their development. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity or debt financings, through collaborations with other biotechnology or pharmaceutical companies or through financings from other sources. We expect that our existing combined cash and cash equivalents and marketable securities as at September 30, 2019 of $36,216 will enable us to fund our current operating plan requirements for at least the next twelve months. Additional financing will be required to meet our longer term liquidity needs. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete preclinical studies and clinical trials or pursue and obtain approval of any product candidates from the FDA and other regulatory authorities. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of our corporate goals, the results of scientific and clinical research, the ability to obtain regulatory approvals, the state of the capital markets generally and with particular reference to drug development companies, the status of strategic alliance agreements and other relevant commercial considerations. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our product development programs, or obtain funds through corporate partners or others who may require us to relinquish significant rights to product candidates or obtain funds on less favorable terms than we would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our intangible assets and our ability to continue our clinical development plans may become impaired, and our assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

We currently have no product revenue and will not be able to maintain our operations and research and development without additional funding.

To date, we have generated no product revenue and cannot predict when and if we will generate product revenue. Our ability to generate product revenue and ultimately become profitable depends upon our ability, alone or with partners, to successfully develop our product candidates, obtain regulatory approval, and commercialize products, including any of our current product candidates, or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we advance our product candidates through clinical trials.

If the price of our common shares continues to trade below U.S. $1.00 per share on Nasdaq for a sustained period, or we do not meet other continued listing requirements, our common shares may be delisted from Nasdaq, which could affect the market price and liquidity for our common shares and reduce our ability to raise additional capital.

Our common shares are listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least U.S. $1.00 per share. In April 2019, we received a notification letter from the Nasdaq Stock Market LLC that the closing bid price of our common shares was below U.S. $1.00 for 30 consecutive days.

On October 3, 2019, the Nasdaq Stock Market LLC notified us that we have an additional 180 calendar days, or until March 30, 2020, to regain compliance with the minimum bid price requirement during which time the Company's common shares will continue to trade on Nasdaq. To regain compliance, the closing bid price of our common shares must be at least U.S. $1.00 per share for a minimum of ten consecutive business days (or such longer period of time as Nasdaq may require in some circumstances). If we fail to regain compliance with the minimum bid price rule or fail to maintain compliance with all other applicable Nasdaq continued listing requirements, Nasdaq may determine to delist our common shares, at which time our common shares would likely trade in the United States only on the over-the-counter market. The delisting of our common shares from Nasdaq could adversely impact us by, among other things, reducing the liquidity and market price of our common shares in the United States, reducing the number of investors willing to hold or acquire our common shares, limiting our ability to issue additional securities in the future, and limiting our ability to fund our operations.

On June 27, 2019, at the annual shareholders' meeting a resolution was passed to approve the potential consolidation of our issued and outstanding common shares on the basis of a ratio within a range of one post consolidation common share for every 5 to 30 outstanding pre-consolidation common shares as may be determined by the board of directors in its sole discretion. We believe that consolidation of our common shares would allow us to maintain our Nasdaq continued listing requirement. There can be no assurance that we will be able to regain compliance with the continued listing requirement without performing a share consolidation. We intend to cure the minimum bid price deficiency within the additional period provided. If we decide to complete a share consolidation, this may have negative consequences for our common shares, including but not limited to, potentially reducing the liquidity and market price of our common shares.

We may be subject to significant cash payouts in connection with our outstanding warrants in the event of a "Fundamental Transaction".

In the event of a "Fundamental Transaction" (as defined in the related warrant agreement, which generally includes any merger with another entity, the sale, transfer or other disposition of all or substantially all of our assets to another entity, or the acquisition by a person of more than 50% of our common stock), each warrant holder will have the right up to 90 days after the consummation of the Fundamental Transaction to require us to repurchase the warrant for a purchase price in cash equal to the Black Scholes value (as calculated under the warrant agreement) of the then remaining unexercised portion of such warrant on the date of such Fundamental Transaction, which may materially adversely affect our financial condition and/or results of operations. There can be no assurance that in the event of a Fundamental Transaction we will be able to sufficiently compensate the holders of the warrants in accordance with the terms thereof. The warrant provisions may delay or prevent our ability to undertake a strategic transaction that may be beneficial to shareholders. These restrictions may also adversely affect the market price of our common shares.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. To date, we have been primarily funded through issuances of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment, which are denominated both in Canadian and U.S. dollars. Also, a significant portion of our expenditures are in U.S. dollars, and we are therefore subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

Risks Related to Our Business and Our Industry

Our prospects depend on the success of our product candidates which are at early stages of development, and we may not generate revenue for several years, if at all, from these products.

Given the early stage of our product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, Health Canada, or HC, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. While we have commenced clinical trials for SIRPαFc, we have not yet completed later stage clinical trials for any of our product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause us or our collaborators to abandon commitments to that program.

The early stage of our product development makes it particularly uncertain whether any of our product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

Positive results from preclinical and early clinical research of TTI-621 and TTI-622 are not necessarily predictive of the results of later clinical trials of TTI-621 or TTI-622. If we cannot replicate the positive results from preclinical and early clinical research in our later clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize TTI-621 or TTI-622.

Positive results of preclinical and early clinical research of TTI-621 and TTI-622 may not be indicative of the results that will be obtained in later-stage clinical trials. For example, we have focused our near-term clinical product development on T-cell malignancies based on preliminary results of our intratumoral trial which were presented at the EORTC CLTF meeting in September 2018 and at the American Society of Hematology meeting in December 2018. There can be no assurance that the preliminary results we have seen in a small number of CTCL patients will be reproducible in a larger population of patients. We can make no assurance that any future studies, if undertaken, will yield favorable results.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our future clinical trials of TTI-621 or TTI-622, the development timeline and regulatory approval and commercialization prospects for our leading product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

We rely and will continue to rely on third parties to plan, conduct and monitor our preclinical studies and clinical trials, and their failure to perform as required could cause substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient and site recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled or rendered ineffective.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We have limited manufacturing experience and rely on contract manufacturing organizations, or CMOs to manufacture our product candidates for larger preclinical studies and clinical trials. We rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practice, or cGMP, regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers' compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

We contracted with Catalent for the manufacture of the SIRPαFc protein to supply drug substance for our clinical trials. The manufacture of recombinant proteins uses well established processes including a protein expression system. Catalent is producing SIRPαFc using their proprietary GPEx® expression system. We believe that Catalent has the capacity, the systems, and the experience to supply SIRPαFc for our current clinical trials and we may consider using Catalent for manufacturing for later clinical trials. However, since the Catalent manufacturing facility where SIRPαFc is being produced does not support commercial manufacturing, it has not yet been inspected by the FDA. Any manufacturing failures, delays or compliance issues could cause delays in the conduct of SIRPαFc preclinical studies and clinical trials.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with alternate suppliers for SIRPαFc drug substance production in the event Catalent is unable to scale up production, or if Catalent otherwise experiences any other significant problems. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of our product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

We require commercial scale and quality manufactured product to be available for pivotal or registration clinical trials. If we do not have commercial grade drug supply when needed, we may face delays in initiating or completing pivotal trials and our business operations could suffer significant harm.

To date, our product has been manufactured in small quantities for preclinical studies and clinical trials by third-party manufacturers. In order to commercialize our product, we need to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/ pivotal/ registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If we have not scaled up and validated the commercial production of our product prior to the commencement of pivotal clinical trials, we may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug product requires significant efforts including, but not limited to scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, multiple process performance and validation runs, has long lead times and is very expensive. If we do not have commercial drug supply available when needed for pivotal clinical trials, our regulatory and commercial progress may be delayed and we may incur increased product development cost. This may have a material adverse effect on our business, financial condition and prospects, and may delay marketing of the product.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. The commencement and completion of clinical trials for our products may be delayed for a number of reasons, including delays related, but not limited, to:

  failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;
  patients failing to enroll or remain in our trials at the rate we expect;
  suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our CMOs to comply with cGMP requirements;
  any changes to our manufacturing process that may be necessary or desired;

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis
  delays or failure to obtain clinical supply from CMOs of our products necessary to conduct clinical trials;
  product candidates demonstrating a lack of safety or efficacy during clinical trials;
  patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials;
  patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
  reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
  competing clinical trials and scheduling conflicts with participating clinicians;
  clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
  failure of our contract research organizations, or CROs, to satisfy their contractual duties or meet expected deadlines;
  inspections of clinical trial sites by regulatory authorities or Institutional Review Boards, or IRBs, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
  one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or
  failure to reach agreement on acceptable terms with prospective clinical trial sites.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities or IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

We may not achieve our publicly announced milestones according to schedule, or at all.

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated timing of results from our clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, timing of the completion of clinical trials, problems with a CMO or a CRO or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results and the trading price of common shares.

We may not be able to file INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed in a timely manner, or at all.

Prior to commencing clinical trials in the United States for any of our product candidates, we may be required to have an allowed IND for each product candidate and to file additional INDs prior to initiating any additional clinical trials for SIRPαFc. We believe that the data from previous studies will support the filing of additional INDs, to enable us to undertake additional clinical studies as we have planned. However, submission of an IND may not result in the FDA allowing further clinical trials to begin and, once begun, issues may arise that will require us to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs and commence or continue clinical programs will significantly limit our opportunity to generate revenue.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As our product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting cancer patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all. The factors that affect our ability to enroll patients are largely uncontrollable and include, but are not limited to, the following:

  size and nature of the patient population;
  eligibility and exclusion criteria for the trial;
  design of the study protocol;
  competition with other companies for clinical sites or patients;
  the perceived risks and benefits of the product candidate under study;
  the patient referral practices of physicians; and
  the number, availability, location and accessibility of clinical trial sites.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.

We may develop companion diagnostics for our therapeutic product candidates. We expect that, at least in some cases, regulatory authorities may require the development and regulatory approval of a companion diagnostic as a condition to approving our therapeutic product candidates. We have limited experience and capabilities in developing or commercializing diagnostics and plan to rely in large part on third parties to perform these functions. We have not begun to develop companion diagnostics for any of our therapeutic product candidates.

Companion diagnostics are subject to regulation by the FDA, HC, and comparable foreign regulatory authorities as medical devices and may require separate regulatory approval or clearance prior to commercialization. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience delays in doing so, our business may be substantially harmed.

Regulatory approval processes are lengthy, expensive and inherently unpredictable. Our inability to obtain regulatory approval for our product candidates would substantially harm our business.

Our development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries. Regulatory approvals are required prior to each clinical trial and we may fail to obtain the necessary approvals to commence or continue clinical testing. We must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before we can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities we perform is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if we believe results from our clinical trials are favorable to support the marketing of our product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

We could fail to receive regulatory approval for our product candidates for many reasons, including, but not limited to:

  disagreement with the design or implementation of our clinical trials;
  failure to demonstrate that a product candidate is safe and effective for its proposed indication;
  failure of clinical trials to meet the level of statistical significance required for approval;

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis
  failure to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;
  disagreement with our interpretation of data from preclinical studies or clinical trials;
  the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a biologic license application, or BLA, or other submission to obtain regulatory approval;
  deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom we contract for clinical and commercial supplies to pass a pre-approval inspection; or
  changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with our product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

We face competition from other biotechnology and pharmaceutical companies and our financial condition and operations will suffer if we fail to effectively compete.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing cancer therapeutics for the same indications we are targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which our product candidates may be useful. Although there are no approved therapies that specifically target the CD47 pathway, some competitors use therapeutic approaches that may compete directly with our product candidates. For example, SIRPαFc is in direct competition with CD47 blocking antibodies from Forty Seven Inc., Celgene Corporation, Novimmune SA and others.

Many of our competitors have substantially greater financial, technical and human resources than we do and have significantly greater experience than us in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than we do. Our ability to compete successfully will largely depend on:

  the efficacy and safety profile of our product candidates relative to marketed products and other product candidates in development;
  our ability to develop and maintain a competitive position in the product categories and technologies on which we focus;
  the time it takes for our product candidates to complete clinical development and receive marketing approval;
  our ability to obtain required regulatory approvals;
  our ability to commercialize any of our product candidates that receive regulatory approval;
  our ability to establish, maintain and protect intellectual property rights related to our product candidates; and
  acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will substantially suffer.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

Our success will depend in large measure on the ability, expertise, judgement, discretion, integrity and good faith of our key executives and other personnel conducting our business. Our management structure has undergone changes in 2019 due to the resignation in April 2019 of our former President and Chief Executive Officer and director, and the appointment in September 2019 of our new President and Chief Executive Officer and director, Dr. Jan Skvarka. Dr. Robert L. Kirkman, M.D., the Chair of the Board is currently acting as Executive Chair, and Dr. Bob Uger, the current Chief Scientific Officer, has been appointed as a director. We have employment agreements with Dr. Skvarka, Dr. Kirkman and Dr. Uger, and other key members of our staff, and in May 2019 the Board put agreements in place for key executives and staff to encourage retention, although such agreements do not guarantee their retention. This transition may cause some disruption to our business, and may have an adverse effect on our business, operating results or financial condition.

We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We enter into agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a substantial impact on our business and results of operations, including the imposition of substantial fines or other sanctions.

We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates, each of which could disrupt our business and harm our financial condition.

We have in the past and may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more product candidates. Acquisitions, collaborations and in-licenses involve numerous risks, including, but not limited to:

  substantial cash expenditures;
  technology development risks;
  potentially dilutive issuances of equity securities;
  incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis
  difficulties in assimilating the operations of the acquired companies;
  potential disputes regarding contingent consideration;
  diverting our management's attention away from other business concerns;
  entering markets in which we have limited or no direct experience; and
  potential loss of our key employees or key employees of the acquired companies or businesses.

We have experience in making acquisitions, entering collaborations, and in-licensing product candidates, however, we cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. We cannot provide assurance that we would be able to successfully combine our business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of our business may require a substantial capital investment by us.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect our share price and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

We face the risk of product liability claims, which could exceed our insurance coverage and produce recalls, each of which could deplete our cash resources.

We are exposed to the risk of product liability claims alleging that use of our product candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of our product candidates and may be made directly by patients involved in clinical trials of our product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling our products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We currently maintain clinical trial liability insurance coverage of $10,000. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

If we are unable to maintain product liability insurance required by our third parties, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Risks Related to Intellectual Property

If we are unable to adequately protect and enforce our intellectual property, our competitors may take advantage of our development efforts or acquired technology and compromise our prospects of marketing and selling our key products.

We control two patent families relating to SIRPα. One family relates to the use of SIRPα to treat cancer. The other family relates to our drug as a composition of matter, SIRPαFc. We have also filed for patent protection covering additional inventions relating to SIRPα, including anti-cancer drug combination therapies that utilize SIRPαFc.

Our small molecule portfolio embraces patent filings that cover numerous different inventions. With the exception of one process scheme, these patent filings each claim a family of small molecule drugs as compositions of matter, together with claims for their production and their medical uses. These drugs target cancer for the most part, and some related medical end-uses.

Our success will depend in part upon our ability to protect our intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection we receive. For example, some of our patent portfolio covers primarily methods of medical use but not compositions of matter. The ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit our ability to develop and commercialize our products, to conduct our existing research and could require financial resources to defend litigation, which may be in excess of our ability to raise such funds. There is no assurance that our pending patent applications or those that we intend to acquire will be approved in a form that will be sufficient to protect our proprietary technology and gain or keep any competitive advantage that we may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to us or our respective licensors may be challenged, invalidated or circumvented. To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors' products, our competitive position could be adversely affected, as could our business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that our proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets, and provided we have the funds to enforce our rights, if necessary.

If we lose our licenses from third-party owners we may be unable to continue a substantial part of our business.

We are party to licenses that give us rights to intellectual property that is necessary or useful for a substantial part of our business. Pursuant to our exclusive license agreement with the University Health Network and the Hospital for Sick Children under which we license certain patent rights for our key products and their uses, we are required to use commercially reasonable efforts to commercialize products based on the licensed rights and pay milestone payments, royalties on net sales, and an annual maintenance fee.

We have also entered into agreements allowing us to manufacture SIRPαFc using Catalent's proprietary GPEx® expression system. The consideration includes payments at the time we successfully reach a series of development and sales milestones. We may also enter into licenses in the future to access additional third-party intellectual property.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

If we fail to pay annual maintenance fees, development and sales milestones, or it is determined that we did not use commercially reasonable efforts to commercialize licensed products, we could lose our licenses which could have a material adverse effect on our business and financial condition.

We may require additional third-party licenses to effectively develop and manufacture our key products and are currently unable to predict the availability or cost of such licenses.

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to manufacture and market our products.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors' or collaborators' ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors' or collaborators' ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors' or collaborators' patent applications and the enforcement or defense of our or our licensors' or collaborators' issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors' or collaborators' patent applications and the enforcement or defense of our or our licensors' or collaborators' issued patents, all of which could have a material adverse effect on our business and financial condition.

Litigation regarding patents, patent applications, and other proprietary rights may be expensive, time consuming and cause delays in the development and manufacturing of our key products.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive patent litigation. Other parties may have, or obtain in the future, patents and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis
  the patentability of our inventions relating to our key products; and/or the enforceability, validity, or scope of protection offered by our patents relating to our key products.

If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, we may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

  incur substantial monetary damages;
  encounter significant delays in bringing our key products to market; and/or be precluded from participating in the manufacture, use or sale of our key products or methods of treatment requiring licenses.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop our products, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic and clinical collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We may also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development collaboration or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor's discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business and financial condition.

Risks Related to Our Common Shares

Our common share price has been volatile in recent years, and may continue to be volatile.

The market prices for securities of biopharmaceutical companies, including ours, have historically been volatile. In the nine months ended September 30, 2019, our common shares traded on the TSX at a high of $2.76 and a low of $0.32 per share and on the Nasdaq at a high of U.S. $2.13 and a low of U.S. $0.24 per share. In the year ended December 31, 2018, our common shares traded on the TSX at a high of $11.44 and a low of $1.99 per share and on the Nasdaq at a high of U.S. $9.16 and a low of U.S. $1.46 per share. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, changes in government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for manufacturing, preclinical studies and clinical trials. Also, the reporting of adverse safety events involving our products and public rumors about such events could cause our share price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

We have never paid dividends and do not expect to do so in the foreseeable future.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

We have not declared or paid any cash dividends on our common or preferred shares to date. The payment of dividends in the future will be dependent on our earnings and financial condition in addition to such other factors as our board of directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their shares. There is no present intention by our board of directors to pay dividends on our shares.

Future sales or issuances of equity securities and the conversion of outstanding securities to common shares could decrease the value of the common shares, dilute investors' voting power, and reduce our earnings per share. There are a large number of common shares underlying our outstanding options and warrants and the exercise of these options and/or warrants may depress the market price of our common stock and cause immediate and substantial dilution to our existing stockholders.

As of September 30, 2019, we had 28,038,831 common shares issued and outstanding, preferred shares convertible into an additional 10,340,788 common shares, outstanding options to purchase 4,331,026 common shares and outstanding warrants to purchase 18,750,000 common shares. The issuance of common shares upon exercise of our outstanding options and warrants, or the conversion of our preferred shares, will cause immediate and substantial dilution to our stockholders.

We may sell additional equity securities in future offerings, including through the sale of securities convertible into equity securities, to finance operations, acquisitions or projects, and issue additional common shares if outstanding warrants or stock options are exercised, or preferred shares are converted to common shares, which may result in dilution. See the information in the section of this MD&A entitled "Description of Share Capital" for details of our outstanding securities convertible into common shares. Subject to receipt of any required regulatory approvals, subscribers of the December 2013 private placement who purchased a minimum of 10% of the securities sold under the offering received rights to purchase our securities in future financings to enable each such shareholder to maintain their percentage holding in our common shares for so long as the subscriber holds at least 10% of the outstanding common shares on a fully-diluted basis. Shareholders who do not have this future financing participation right may be disadvantaged in participating in such financings. In the February 2019 public offering, we issued 18,750,000 warrants with a price protection feature that resets the exercise price of the warrant under certain conditions including the issuance of common shares, or securities convertible into common shares, at prices below the exercise price.

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of common shares at prices less than the current market price for our common shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, as well as the issuance of substantial amounts of our common shares upon conversion of outstanding convertible equity securities, could adversely affect the prevailing market prices for our securities and dilute investors' earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

U.S. holders of 10% or more of the voting power of our common shares may be subject to U.S. federal income taxation at ordinary income tax rates on undistributed earnings and profits.

There is a risk that we will be classified as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by "U.S. Shareholders." For this purpose, a "U.S. Shareholder" is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares. If we are classified as a CFC, a U.S. Shareholder may be subject to U.S. income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable to "subpart F income" and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of common shares, to the extent of our current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and U.S. Shareholders of our common shares are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

We are likely a "passive foreign investment company," which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors should be aware that we believe we were classified as a PFIC during the tax years ended
December 31, 2018 and 2017, and based on current business plans and financial expectations, we believe that we will be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a U.S. shareholder's holding period of our common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called "excess distribution" received on our common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election, or QEF Election, or a "mark-to-market" election with respect to our shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder's adjusted tax basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

The effect of comprehensive U.S. tax reform legislation on the Company is uncertain.

On December 22, 2017, the U.S. government enacted H.R. 1, "An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018" (informally titled the "Tax Cuts and Jobs Act"). Among a number of significant changes to the U.S. federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base, such as a one-time tax on earnings of certain foreign subsidiaries that were previously tax deferred and a new minimum tax on foreign earnings. The effects of the Tax Cuts and Jobs Act on our company, whether adverse or favorable, are uncertain, and may not become evident for some period of time, but could have a material adverse effect on our business, financial position or results from operations.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of the Province of Ontario, Canada. Several of our directors and officers, and several of the experts are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of our securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state or jurisdiction of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or "blue sky" laws of any state or jurisdiction of the United States. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders who exercise their warrants or stock options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the U.S. Securities Act of 1933, which is December 31, 2019, although circumstances could cause us to lose that status earlier. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our common shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and more expensive to procure director and officer liability insurance.

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from complying with our reporting obligations on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business and negatively impact the trading price of our common shares.

As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information which would be publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore, there may be less publicly available information about us than if we were a United States domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements.

Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares. Further, the Investment Canada Act subjects any acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount or in other circumstances determined at the discretion of the Canadian government. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada and the Canadian government is satisfied that no other important concerns arise from the acquisition of control. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities to our shareholders to sell their shares.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have implemented a system of internal controls that we believe adequately protects our assets and is appropriate for the nature of our business and the size of our operations. Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our assets are safeguarded.

These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by us is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

There were no changes in our internal control over financial reporting that occurred during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

TRILLIUM THERAPEUTICS INC.
Management’s Discussion and Analysis

ADDITIONAL INFORMATION

Additional information regarding our company can be found on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml.